SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 18, 2005

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F     ☒        40-F     ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTICE OF EXPIRY OF THE SOLICITATIONS

OF CONSENTS TO PROPOSED AMENDMENTS RELATING TO

7 5/8% Senior Notes due 2012

CUSIP Nos. G47818 AA 0, 45763P AA 4, 45763P AB 2

ISINs USG47818AA03, US45763PAA49, US45763PAB22

of

INMARSAT FINANCE PLC

and

10 3/8% Senior Discount Notes due 2012

CUSIP Nos. G4781R AA 8, 45763U AA 3, 45763U AC 9

ISINs USG4781RAA89, US45763UAA34, US45763UAC99

of

INMARSAT FINANCE II PLC

May 18, 2005 – Inmarsat Finance plc and Inmarsat Finance II plc today announced that the Consent Solicitations, which were commenced on April 20, 2005 (the “Consent Solicitations”), relating to the outstanding 7 5/8% Senior Notes due 2012 of Inmarsat Finance plc and the outstanding 10 3/8% Senior Discount Notes due 2012 of Inmarsat Finance II plc, expired at 5:00 p.m. New York time on May 17, 2005 (the “Expiration Date”). The terms of the Consent Solicitations were fully set forth in the Consent Solicitation Statements, each dated as of April 20, 2005 and amended and restated as of May 9, 2005, relating to the Consent Solicitations (the “Consent Solicitation Statements”).

As of the Expiration Date, the Requisite Consents Condition (as defined in the Consent Solicitation Statements) had not been satisfied with respect to either Consent Solicitation. The Expiration Date will not be extended. As a result, the Consent Solicitations have terminated; the Proposed Amendments (as defined in the Consent Solicitation Statements) have not been adopted; and no Consent Payments (as defined in the Consent Solicitation Statements) will be made.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act for 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: May 18, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer